UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July, 2004

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

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Grupo Televisa, S.A.                               SECOND QUARTER 2004 RESULTS
                                                         FOR IMMEDIATE RELEASE
HIGHLIGHTS

>> RECORD SECOND-QUARTER CONSOLIDATED AND TELEVISION BROADCASTING SEGMENT NET SALES, OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND MARGINS

>>   ALL BUSINESS SEGMENTS EXPERIENCED REVENUE GROWTH DURING THE SECOND
     QUARTER

>> ON APRIL 1, 2004, WE BEGAN CONSOLIDATING INNOVA ("SKY MEXICO") INTO OUR FINANCIAL STATEMENTS

>> NET SALES INCREASED 24.7% AND OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION GREW 32.4%; ON A PRO FORMA BASIS, INCLUDING SKY MEXICO, NET SALES ROSE 9.4% AND OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION GREW 15.2%

>> FITCH UPGRADED OUR LONG-TERM FOREIGN CURRENCY RATING TO "BBB" FROM "BBB-," ONE LEVEL ABOVE MEXICO'S SOVEREIGN LONG-TERM FOREIGN CURRENCY RATING

>> WE ARE RAISING OUR TELEVISION BROADCASTING FULL-YEAR 2004 REVENUE AND OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION GUIDANCE


CONSOLIDATED RESULTS
Mexico City,  D.F.,  July 26 2004 - Grupo  Televisa,  S.A.  (NYSE:TV;  BMV:
TLEVISA CPO) today announced results for the second quarter 2004. The results, shown in the attached tables on pages 9-11, have been prepared in accordance with Mexican GAAP, and adjusted in millions of Mexican pesos in purchasing power as of June 30, 2004. As described below, effective April 1, 2004, we adopted the guidelines of the Financial Accounting Standards Board Interpretation No. 46, in accordance with Mexican GAAP Bulletin A-8. As a result, during the second quarter, we began consolidating Sky Mexico into our financial statements.


The following table sets forth a condensed Statement of Income in millions of Mexican pesos, the percentage that each line represents from net sales and the percentage change when comparing the second quarter of 2004 with the second quarter of 2003:


----------------------------------------------------------------------------------------------
                                           2Q         MARGIN        2Q        MARGIN    CHANGE
                                         2004(1)         %        2003(2)       %         %
----------------------------------------------------------------------------------------------
NET SALES                                7,456.5      100.0       5,977.9     100.0     24.7
Operating Income Before
  Depreciation and Amortization          2,758.3       37.0       2,083.2      34.8     32.4
Operating Income                         2,221.2       29.8       1,695.5      28.4     31.0
Net Income (3)                             461.6        6.2       1,320.5      22.1    (65.0)
----------------------------------------------------------------------------------------------


(1) Second quarter 2004 results include Sky Mexico. Effective April 1, 2004, we adopted the guidelines of the Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46), in accordance with Mexican GAAP Bulletin A-8 "Supplementary Application of International Accounting Standards." FIN 46, which became effective in 2004, addresses consolidation by business enterprises of variable interest entities, or VIEs. Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is the "primary beneficiary" of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIEs activities, or is entitled to receive a majority of the VIEs residual returns, or both. We identified Sky Mexico as a variable interest entity and us as the primary beneficiary of the investment in Sky Mexico, under the scope of FIN 46, and therefore, beginning April 1, 2004, we began to include in our consolidated financial statements the assets, liabilities and results from operations of Sky Mexico. Before adopting FIN 46, we accounted for our investment in Sky Mexico by applying the equity method, and recognized equity in losses in excess of our investment up to the amount of the guarantees made by us in connection with certain capital lease obligations of Sky Mexico.
(2) Second quarter 2003 results do not include Sky Mexico. For further information, see "Pro forma Results by Business Segments."
(3) Second quarter 2004 net income reflects a non-cash, one-time Ps.992.0 million charge, related to the consolidation of Sky Mexico. For further information, see "Cumulative Loss Effect of Accounting Change."


Consolidated net sales increased 24.7% to Ps.7,456.5 million in the second quarter of 2004 from Ps.5,977.9 million in the second quarter of 2003. This increase reflects: i) the consolidation of the net sales from Sky Mexico; and ii) revenue growth in all of our business segments, including six out of nine segments presenting double-digit revenue growth. On a pro forma basis, including the consolidation of Sky Mexico, net sales increased 9.4%.


Second quarter 2004 consolidated operating income before depreciation and amortization increased 32.4% to Ps.2,758.3 million compared with last year's second quarter. Consolidated operating income before depreciation and amortization margin increased to 37.0%, the highest margin level ever reported in any second quarter in the Company's history. Additionally, operating income increased 31.0%. These increases primarily resulted in revenue growth which was partially offset by higher cost of sales, operating expenses and depreciation and amortization costs. On a pro forma basis, including the consolidation of Sky Mexico, operating income before depreciation and amortization grew 15.2%.


The Company generated net income of Ps.461.6 million in the second quarter of 2004 compared to net income of Ps.1,320.5 million in last year's second quarter. The net decrease of Ps.858.9 million reflected primarily: i) a
Ps.992.0 million cumulative loss effect of accounting change, net of related minority interest, in connection with Sky Mexico's accumulated losses not recognized in the years 2001, 2002, 2003 and the first quarter of 2004; ii) a Ps.382.5 million increase in other expense-net; iii) a Ps.31.6 million decrease in equity in income of affiliates; and iv) a Ps.41.8 million increase in income taxes. These unfavorable changes were partially offset by: i) a Ps.675.1 million increase in operating income before depreciation and amortization; ii) a Ps.31.3 million decrease in integral cost of financing; and iii) a Ps.30.7 million decrease in restructuring and non-recurring charges.


PRO FORMA RESULTS BY BUSINESS SEGMENTS
The following  tables set forth the pro forma net sales,  operating  income
(loss) before depreciation and amortization, and operating income (loss) in millions of Mexican pesos for each of the Company's business segments for the second quarters ended June 30, 2004 and 2003, both including Sky
Mexico:

--------------------------------------------------------------------------------------------------
NET SALES                               2Q           %        PRO FORMA        %        CHANGE
                                       2004                    2Q 2003                     %
--------------------------------------------------------------------------------------------------
Television Broadcasting             3,990.6        52.5       3,889.1        56.0         2.6
Programming for Pay Television        193.6         2.5         175.3         2.5        10.4
Programming Licensing                 523.1         6.9         443.0         6.4        18.1
Publishing                            530.7         7.0         455.3         6.6        16.6
Publishing Distribution               472.4         6.2         385.8         5.6        22.4
Sky Mexico                          1,174.2        15.4         985.3        14.2        19.2
Cable Television                      274.5         3.6         249.8         3.6         9.9
Radio                                  67.7         0.9          65.0         0.9         4.2
Other Businesses                      377.3         5.0         295.5         4.2        27.7
SEGMENT NET SALES                   7,604.1       100.0       6,944.1       100.0         9.5
Intersegment Operations (1)          (190.5)                   (202.3)                     -
Disposed Operations (2)                42.9                      75.7                      -
CONSOLIDATED NET SALES              7,456.5                   6,817.5                     9.4
--------------------------------------------------------------------------------------------------


(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Reflects the results of operations of the Company's nationwide paging and dubbing businesses.


--------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)             2Q        MARGIN       PRO FORMA      MARGIN      CHANGE
BEFORE DEPRECIATION AND            2004          %         2Q 2003          %            %
AMORTIZATION
--------------------------------------------------------------------------------------------------
Television Broadcasting          1,852.8       46.4       1,754.5         45.1         5.6
Programming for Pay Television      76.0       39.3          34.4         19.6       120.9
Programming Licensing              239.9       45.9         174.9         39.5        37.2
Publishing                         128.4       24.2         114.7         25.2        11.9
Publishing Distribution            (2.1)       (0.4)          5.0          1.3          -
Sky Mexico                         425.1       36.2         310.3         31.5        37.0
Cable Television                   104.8       38.2          72.3         28.9        45.0
Radio                                8.8       13.0           7.6         11.7        15.8
Other Businesses                   (37.5)      (9.9)        (53.1)       (18.0)       29.4
Corporate Expenses                 (44.3)      (0.6)        (47.4)        (0.7)        6.5
SEGMENT OPERATING INCOME
BEFORE DEPRECIATION AND
AMORTIZATION                     2,751.9       36.2       2,373.2         34.2        16.0
Disposed Operations (1)              6.4       14.9          20.3         26.8       (68.5)
CONSOLIDATED OPERATING INCOME
BEFORE DEPRECIATION AND
AMORTIZATION                     2,758.3       37.0       2,393.5         35.1        15.2
--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)             2Q        MARGIN       PRO FORMA      MARGIN      CHANGE
                                   2004          %         2Q 2003          %            %
--------------------------------------------------------------------------------------------------
Television Broadcasting          1,598.2       40.0       1,515.9         39.0         5.4
Programming for Pay Television      71.5       36.9          23.1         13.2       209.5
Programming Licensing              238.1       45.5         173.1         39.1        37.6
Publishing                         123.0       23.2         110.0         24.2        11.8
Publishing Distribution             (7.6)      (1.6)          0.2          0.1           -
Sky Mexico                         236.8       20.2         107.4         10.9       120.5
Cable Television                    54.0       19.7          28.0         11.2        92.9
Radio                                4.3        6.4           3.8          5.8        13.2
Other Businesses                   (48.2)     (12.8)       (120.9)       (40.9)       60.1
Corporate Expenses                 (44.3)      (0.6)        (47.4)        (0.7)        6.5
SEGMENT OPERATING INCOME         2,225.8       29.3       1,793.2         25.8        24.1
Disposed Operations (1)             (4.6)     (10.7)          9.7         12.8           -
CONSOLIDATED OPERATING INCOME    2,221.2       29.8       1,802.9         26.4        23.2
--------------------------------------------------------------------------------------------------

(1) Reflects the results of operations of the Company's nationwide paging and dubbing businesses.

TELEVISION The 2.6% increase in sales to record second quarter BROADCASTING results of Ps.3,990.6 million was mainly
                attributable   to:  i)  an  increase  of  advertising
                revenues,  driven mainly by an overall pick-up in the
                Mexican  economy,  combined  with  the  broadcast  of
                certain  sporting  events   throughout  the  quarter,
                including  the  Euro  Cup  and  the  Mexican   Soccer
                Premier League final; and ii) our continuing  success
                on   reality    shows.    Excluding   the   political
                advertising received during the second quarter of last year, Television Broadcasting sales increased
                18.5%.

                Operating income before depreciation and amortization increased 5.6% to a record second quarter of Ps.1,852.8 million. This increase reflects higher sales, a 2.1% reduction in operating expenses, which was partially offset by a marginal 0.6% increase in cost of sales. As a result, operating income before depreciation and amortization margin increased to a historic record of 46.4% compared with 45.1% in the second quarter of last year.

PROGRAMMING     The 10.4%  increase  in sales  resulted  from  higher
FOR             revenues from signals sold to pay television  systems
PAY TELEVISION  in  Mexico  and  Latin  America,  as well  as  higher advertising sales in Mexico.

                Operating income before depreciation and amortization increased 120.9% due to increased sales coupled with a lower cost of sales and operating expenses that included a lower provision for doubtful trade accounts and a reduction of sales commissions.


PROGRAMMING     The  18.1%  increase  in sales is  attributable  to a
LICENSING       19.2%  increase in  royalties  paid to the Company by
                Univision   under  the  Univision   Program   License
                Agreement,  which amounted to U.S.$29.7  million,  as
                well  as  by  a   positive   translation   effect  of
                foreign-currency denominated sales, which amounted to Ps.25.6 million.

                Operating income before depreciation and amortization increased 37.2%, reflecting higher sales that were partially offset by higher cost of sales and operating expenses.

PUBLISHING      The 16.6%  increase  in sales was  related  to higher
                magazine circulation and advertising pages sold both in Mexico and abroad, as well as by a positive translation effect of foreign-currency denominated sales, which amounted to Ps.17.2 million.

                Publishing operating income before depreciation and amortization increased 11.9% reflecting higher sales, partially offset by higher cost of sales and operating expenses.

PUBLISHING The 22.4% increase in sales was related to higher DISTRIBUTION distribution sales abroad and higher circulation of magazines  published  by the  Company in  Mexico,  as
                well  as  by  a   positive   translation   effect  of
                foreign-currency denominated sales, which amounted to Ps.34.2 million, but was partially offset by lower circulation of magazines published by third parties in Mexico.

                Operating result before depreciation and amortization decreased to a loss of Ps.2.1 million in the second quarter of 2004 compared with an income of Ps.5.0 million in last year's second quarter. This decrease reflects higher cost of sales and operating expenses, partially offset by higher sales.

SKY MEXICO      The  19.2%  increase  in sales  was  attributable  to
                three  factors:  i)  an  increase  of  16.0%  in  our
                subscriber  base;  ii)  the  elimination  of the  10%
                excise tax on telecommunications services; and iii) additional revenues from pay-per-view.

                Sky Mexico added 52,500 subscribers during the second quarter reaching 938,600 gross active subscribers that include 52,000 commercial subscribers. Compared to last year's second quarter, gross active subscribers increased 16.0% from 809,000 including 46,000 commercial subscribers.

                Operating income before depreciation and amortization increased 37.0% to Ps.425.1 million in the second quarter of 2004 compared with Ps.310.3 million in last year's second quarter, reflecting higher sales, which were partially offset by higher cost of services and sales, and operating expenses. As a result, operating income before depreciation and amortization margin increased to 36.2% from 31.5%.

CABLE           The 9.9%  increase in sales to  Ps.274.5  million was
TELEVISION      primarily  attributable to the elimination of the 10%
                excise tax on telecommunications  services. Our cable
                television   segment   added   6,800   gross   active
                subscribers  during  the  second  quarter,   reaching
                372,700 gross active subscribers, of which over 73,800 are digital subscribers.

                Operating income before depreciation and amortization increased 45.0% to Ps.104.8 million due to higher sales and lower cost of sales that were partially offset by higher operating expenses. As a result, operating income before depreciation and amortization margin increased to 38.2% from 28.9%.

RADIO           Radio  sales   increased  4.2%  to  Ps.67.7   million
                compared to last year's second quarter, due to higher advertising time sold, which was mainly driven by our newscasts and sporting programs.

                Operating income before depreciation and amortization increased 15.8% to Ps.8.8 million compared with Ps.7.6 million reported in the same period a year ago. This increase was attributable to higher sales and was partially offset by higher cost of sales and operating expenses.

                In June 2004, our radio segment affiliated 41 new radio stations (22 AM and 19 FM), expanding its
                network  to  71  stations,   reaching  33  cities  in
                Mexico.

OTHER           The 27.7%  increase  in sales was  related  to higher
BUSINESSES      sales in the distribution of feature films,  Internet
                and sport businesses.

                Operating loss before depreciation and amortization decreased to Ps.37.5 million from Ps.53.1 million in last year's comparable period. This favorable variance was led by higher sales and lower operating expenses and was partially offset by higher cost of sales, related to our distribution of feature films and sport businesses.


NON-OPERATING RESULTS
Effective April 1, 2004, we began consolidating Sky Mexico into our consolidated financial statements. Therefore, second quarter 2003 results do not include Sky Mexico.

INTEGRAL COST OF FINANCING
The following table sets forth the Integral Cost of Financing for the three months ended June 30, 2004 and 2003, in millions of Mexican pesos, which consisted of:

---------------------------------------------------------------------------------------------
                                              2Q          2Q       INCREASE      CHANGE
                                           2004(1)       2003     (DECREASE)       %
---------------------------------------------------------------------------------------------
Interest expense                            413.6       316.0         97.6         30.9
Interest income                            (168.4)     (196.9)        28.5         14.5
Foreign exchange loss (gain) - net          146.1      (117.3)       263.4           -
(Gain) loss on hedge effect                (217.6)      220.5       (438.1)          -
Gain from monetary position - net           (25.1)      (42.4)        17.3         40.8
                                            148.6       179.9        (31.3)       (17.4)
---------------------------------------------------------------------------------------------


(1)  Includes Sky Mexico.

Integral cost of financing decreased by Ps.31.3 million, or 17.4%, to Ps.148.6 million in the second quarter of 2004 from Ps.179.9 million in the second quarter of 2003. This decrease reflects primarily a favorable Ps.438.1 million change resulting from a positive hedge effect on our
U.S.$600 million long-term debt hedged by our net investment in Univision in the second quarter of 2004 compared to a negative hedge effect in the second quarter of 2003. The hedge effect was positively affected by a 3.25% depreciation of the Mexican peso against the U.S. dollar during the second quarter of 2004, compared to a 3.28% appreciation of the Mexican peso against the U.S. dollar during the second quarter of 2003. This favorable variance was offset by: i) a Ps.97.6 million increase in interest expense, primarily as a result of an increase in the average amount of our debt during the second quarter of 2004 compared to the second quarter of 2003, in connection with the consolidation of Sky Mexico's debt at the beginning of the second quarter of 2004; ii) a Ps.28.5 million decrease in interest income in the second quarter of 2004 compared to last year's second quarter, reflecting Sky Mexico's capitalization in September 2003 of all of the amounts due to us in connection with certain financing provided to this joint venture, which effect was partially offset by an increase in interest income in connection with a higher average amount of temporary investments during the second quarter of 2004 compared to the second quarter of 2003;
iii) a Ps.263.4 million unfavorable change resulting from a net foreign exchange loss in the second quarter of 2004 compared to a net foreign exchange gain in the second quarter of 2003, primarily due to a higher foreign currency liability position in connection with the consolidation of the Sky Mexico's foreign currency debt beginning in the second quarter of 2004, as well as a result of the Mexican peso depreciation in the second quarter of 2004 and the Mexican peso appreciation in the second quarter of 2003; and iv) a Ps.17.3 million decrease in gain from monetary position as a result of a higher monetary loss arising in calculating our deferred income tax provision, which effect was partially offset by a higher net liability monetary position during the second quarter of 2004 compared to the second quarter of 2003.

RESTRUCTURING  AND  NON-RECURRING  CHARGES
Restructuring and non-recurring charges decreased by Ps.30.7 million, or 68.4%, to Ps.14.2 million for the second quarter of 2004 compared to Ps.44.9 million for the second quarter of 2003. This decrease primarily reflects lower restructuring charges in connection with work force reductions.

OTHER EXPENSE/INCOME-NET
Other expense increased by Ps.382.5 million to Ps.234.7 million for the second quarter of 2004 from other income of Ps.147.8 million for the second quarter of 2003. This increase primarily reflects a loss on disposition of our 30.0% minority interest in the capital stock of Grupo Europroducciones, a television programming production company in Spain, in the second quarter of 2004, versus a gain on disposition of a portion of our minority interest in a DTH venture in Spain in the second quarter of 2003. This loss was partially offset by a reduction in amortization of goodwill in the second quarter of 2004 as we ceased amortizing this intangible asset beginning January 1, 2004, in accordance with Mexican GAAP Bulletin B-7 related to business acquisitions.

INCOME TAX
Income tax increased by Ps.41.8 million, or 9.9%, to Ps.462.7 million for the second quarter of 2004 from Ps.420.9 million for the second quarter of 2003. This increase reflects an increased income tax base for 2004 compared with 2003.

EQUITY IN INCOME OF AFFILIATES
Equity in income of affiliates decreased by Ps.31.6 million, or 23.4%, to Ps.103.5 million for the second quarter of 2004 compared to Ps.135.1 million in the second quarter of 2003. This decrease primarily reflects the absence of equity income of Sky Mexico in the second quarter of 2004 compared to the second quarter of 2003, which was partially offset by an increase in our equity income of Univision in the second quarter of 2004 compared to the second quarter of 2003.

CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE
We recognized approximately a Ps.992.0 million cumulative loss effect of accounting change, net of minority interest in our consolidated statement of income in connection with Sky Mexico's accumulated losses not recognized in the years 2001, 2002, 2003 and the first quarter of 2004.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS
In the second quarter of 2004, we invested approximately U.S.$48.6 million in property, plant and equipment as capital expenditures, of which approximately U.S.$4.0 million is related to the Cable Television segment and U.S.$16.8 million is related to Sky Mexico. Additionally, we invested approximately U.S.$2.7 million in long-term loans made to our Latin American DTH joint-ventures.

DEBT
As of June 30, 2004, our long-term debt amounted to Ps.19,499.4 million, including Ps.4,476.3 million from Sky Mexico which is not guaranteed by Grupo Televisa, and our current portion of debt was Ps.163.0 million. As of June 30, 2003, our long-term debt amounted to Ps.14,919.0 million, and our current portion of debt was Ps.294.8 million.

In May 2004, we entered into a five-year credit agreement with a Mexican bank for an aggregate principal amount of Ps.1,162.5 million, which net proceeds were used to repay any outstanding amounts under the U.S.$100.0 million syndicated term loan.

On June 17, 2004, Fitch Ratings upgraded our long-term foreign currency rating to "BBB" from "BBB-" and affirmed its outlook at stable. This followed the announcement that Fitch had assigned country-ceiling ratings above the long-term foreign currency rating of the sovereign for certain countries, including Mexico. As a result of this announcement, Televisa is one rating level above Mexico's sovereign long-term foreign currency rating.

SHARE BUYBACK PROGRAM
During the second  quarter of 2004, the Company  repurchased  approximately
46.5 million shares in the form of 15.5 million CPOs for a net amount of approximately Ps.371.8 million in nominal terms.

DIVIDEND PAYMENT
On May 21, 2004, the Company made a Ps.3,850 million cash distribution to shareholders, equivalent to Ps.1.219 per CPO, which includes a dividend corresponding to the Series A and L shares and the cumulative preferred dividend corresponding to Series D shares. Under our recently announced dividend policy, we expect to continue paying dividends annually.

TELEVISION RATINGS AND AUDIENCE SHARE
National urban ratings and audience share reported by IBOPE confirm that in the second quarter of 2004 Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00 - Monday to Friday), audience share amounted to 70.5%; in prime time (16:00 to 23:00 - Monday to Sunday), audience share amounted to 69.5%; and in sign-on to sign-off (6:00 to 24:00 - Monday to Sunday), audience share amounted to 71.8%.

In June 2004, two of the nine teams, in which the Company has exclusive rights to broadcast its home games, played the final games of the Mexican Soccer Premier League, held in Guadalajara and in Mexico City. During the latter, the transmission reached on average 72.5% audience share from 11:45 to 15:00, reaching its audience peak at 79.7%.

OUTLOOK FOR 2004
We are raising our guidance for the year. We now expect our Television Broadcasting revenue to increase between 3% and 4% for the year. Despite the production and transmission of the Olympic Games, we remain committed to keeping costs and expenses of our Television Broadcasting segment flat during the year. We therefore expect our Television Broadcasting segment to exceed last year's operating income before depreciation and amortization margin.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

  (Please see attached tables for financial information and ratings data)

                                       ###

CONTACTS:

  INVESTOR RELATIONS:
    Michel Boyance / Alejandro Eguiluz
    Grupo Televisa, S.A.
    Av. Vasco de Quiroga No. 2000
    Colonia Santa Fe
    01210 Mexico, D.F.
    (5255) 5261-2000


                           GRUPO TELEVISA, S. A.
   CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
    (Millions of Mexican pesos in purchasing power as of June 30, 2004)

                                   ASSETS

                                                      June 30,              December 31,
                                                      2004 (1)                 2003
                                                     (Unaudited)            (Audited)
                                                    ---------------       --------------
Current:
   Available:
     Cash                                           Ps.      567.4        Ps.      377.8
     Temporary investments                                11,197.2              12,085.3
                                                    ---------------       --------------
                                                          11,764.6              12,463.1

   Trade notes and accounts receivable-net                 4,114.3              10,775.6
   Other accounts and notes receivable-net                   806.6                 907.8
   Due from affiliated companies-net                         163.3                 449.6
   Transmission rights and programming                     3,172.4               3,592.6
   Inventories                                               542.4                 521.8
   Other current assets                                      730.5                 515.6
                                                    ---------------       --------------
     Total current assets                                 21,294.1              29,226.1

Transmission rights and programming                        4,771.5               4,746.6
Investments                                                6,878.5               6,424.6
Property, plant and equipment-net                         18,512.6              15,854.5
Goodwill and other intangible assets-net                   9,495.3               9,349.8
Other assets                                                 424.2                 211.3
                                                    ---------------       --------------
     Total assets                                   Ps.   61,376.2       Ps.    65,812.9
                                                    ===============       ==============


(1)  Includes assets of Sky Mexico as of June 30, 2004.

                           GRUPO TELEVISA, S. A.
   CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
    (Millions of Mexican pesos in purchasing power as of June 30, 2004)

                                LIABILITIES
                                                     June 30,              December 31,
                                                       2004 (1)               2003
                                                   (Unaudited)            (Audited(2))
                                                  ---------------       --------------
Current:
  Current portion of long-term debt               Ps.      163.0        Ps.     289.8
  Current portion of capital lease                          69.1                   -
  Trade accounts payable                                 2,184.2              2,386.8
  Customer deposits and advances                         8,799.8             13,805.7
  Taxes payable                                            735.1              1,308.0
  Accrued interest                                         449.2                320.3
  Other accrued liabilities                              1,556.6              1,149.9
                                                  ---------------       --------------
    Total current liabilities                           13,957.0             19,260.5
Long-term debt                                          19,499.4             14,943.5
Capital lease                                            1,408.4               -
Customer deposits and advances                             414.8                426.4
Other long-term liabilities                                671.8                720.0
Deferred taxes                                             780.8              1,173.2
DTH joint ventures                                         380.4              1,315.1
                                                  ---------------       --------------
    Total liabilities                                   37,112.6             37,838.7
                                                  ---------------       --------------

                     STOCKHOLDERS' EQUITY

Majority interest:
  Capital stock issued                                   9,246.2               8,341.0
  Additional paid-in capital                             3,938.5               3,938.5
                                                  ---------------       --------------
                                                        13,184.7              12,279.5
                                                  ---------------       --------------
  Retained earnings:
    Legal reserve                                        1,472.9               1,290.1
    Reserve for repurchase of shares                     5,371.0               5,371.0
    Unappropriated earnings                             11,273.2              13,009.4
    Accumulated other comprehensive
      loss                                              (1,634.3)             (2,280.0)
    Net income for the period                              933.9               3,655.1
                                                  ---------------       --------------
                                                        17,416.7              21,045.6
                                                  ---------------       --------------
  Shares repurchased                                    (6,098.3)             (6,447.1)
                                                  ---------------       --------------
      Total majority interest                           24,503.1              26,878.0
Minority interest                                         (239.5)              1,096.2
                                                  ---------------       --------------
      Total stockholders' equity                        24,263.6              27,974.2
                                                  ---------------       --------------
      Total liabilities and
        stockholders' equity                      Ps.   61,376.2       Ps.    65,812.9
                                                  ===============       ==============

(1) Includes liabilities, accumulated results and minority interest of Sky Mexico as of June 30, 2004.
(2) Certain reclassifications have been made to the 2003 Audited Financial Statements to conform to classifications used in the 2004 Unaudited Financial Statements.


                           GRUPO TELEVISA, S. A.
            CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
                  SIX MONTHS ENDED JUNE 30, 2004 AND 2003
    (Millions of Mexican pesos in purchasing power as of June 30, 2004)

                                                             Three months ended June 30,              Six months ended June 30,
                                                             2004 (1)            2003              2004 (1)           2003
                                                          (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)
                                                         ---------------    --------------     --------------    ---------------
Net sales                                                Ps.    7,456.5     Ps.    5,977.9     Ps.   12,690.5   Ps.    10,996.3

Cost of sales                                                   3,705.9            3,118.7            6,690.9           6,051.1
                                                         ---------------    --------------     --------------    ---------------
  Gross profit                                                  3,750.6            2,859.2            5,999.6           4,945.2
                                                         ---------------    --------------     --------------    ---------------

Operating expenses:
  Selling                                                         566.5              402.9              956.7             773.7
  Administrative                                                  425.8              373.1              782.8             727.6
                                                         ---------------     --------------     --------------    ---------------
                                                                  992.3              776.0            1,739.5           1,501.3
                                                         ---------------     --------------     --------------    ---------------
Operating income before depreciation
   and amortization                                             2,758.3            2,083.2            4,260.1           3,443.9
Depreciation and amortization                                     537.1              387.7              877.8             781.7
                                                         ---------------     --------------     --------------    ---------------
Operating income                                                2,221.2            1,695.5            3,382.3           2,662.2
                                                         ---------------     --------------     --------------    ---------------
Integral cost of financing:
  Interest expense                                                413.6              316.0              768.7             679.3
  Interest income                                                (168.4)            (196.9)            (320.1)           (370.3)
  Foreign exchange loss (gain) - net                              146.1             (117.3)             121.9              (4.6)
  Foreign exchange result - hedged                               (217.6)             220.5             (186.0)             12.6
  (Gain) loss from monetary position-net                          (25.1)             (42.4)             133.7              52.1
                                                         ---------------     --------------     --------------    ---------------
                                                                  148.6              179.9              518.2             369.1
                                                         ---------------     --------------     --------------    ---------------
Restructuring and non-recurring charges                            14.2               44.9              115.3              99.6
                                                         ---------------     --------------     --------------    ---------------
Other expense (income)-net                                        234.7             (147.8)             356.7              13.2
                                                         ---------------     --------------     --------------    ---------------
  Income before taxes                                           1,823.7            1,618.5            2,392.1           2,180.3
                                                         ---------------     --------------     --------------    ---------------

Income tax and assets tax                                         460.6              419.4              619.8             610.5
Employees' profit sharing                                           2.1                1.5                2.7               3.2
                                                         ---------------     --------------     --------------    ---------------
                                                                  462.7              420.9              622.5             613.7
                                                         ---------------     --------------     --------------    ---------------
  Income before equity in income of
     affiliates, cumulative effect of accounting
     change and minority interest                               1,361.0            1,197.6            1,769.6           1,566.6
Equity in income of affiliates - net                              103.5              135.1              148.0               6.8
Cummulative loss effect of acounting change - net                (992.0)                 -             (992.0)                -
Minority interest                                                 (10.9)             (12.2)               8.3               7.9
                                                         ---------------     --------------     --------------    ---------------
         Net income                                      Ps.      461.6      Ps.   1,320.5      Ps.     933.9     Ps.   1,581.3
                                                         ===============     ==============     ==============    ===============

(1)  Includes results of Sky Mexico for the three months ended June 30, 2004.


NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2ND, 3RD AND 4TH QUARTERS OF 2003 AND 1ST AND 2ND QUARTERS OF 2004(1):

SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY

-------------------------------------------------------------------------------------------------------------------------
                        APR   MAY   JUN  JUL   AUG  SEP   OCT   NOV  DEC  2003   JAN  FEB   MAR   APR  MAY  JUNE   2Q04
-------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating                  11.4 11.2  11.4  11.5 11.9  12.2 12.3  11.7  10.8 11.6  11.5  11.3 12.2  11.4  11.3 11.5   11.4
Share (%)               30.6 30.9  30.6  30.6 31.7  32.2 32.0  30.8  29.8 30.9  29.7  28.9 30.9  30.2  30.1 30.8   30.3
TOTAL TELEVISA(2)
Rating                  26.6 26.1  26.5  27.1 26.7  27.0 28.3  27.8  25.8 26.9  27.3  27.7 28.5  27.3  26.9 26.7   27.0

Share (%)               71.4 72.0  71.5  71.8 71.1  71.3 73.3  73.1  71.1 71.8  70.5  70.9 72.0  72.1  71.9 71.5   71.8
-------------------------------------------------------------------------------------------------------------------------

PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

------------------------------------------------------------------------------------------------------------------------------------
                     APR   MAY      JUN    JUL   AUG    SEP    OCT   NOV    DEC  2003  JAN   FEB    MAR   APR    MAY    JUNE   2Q04
------------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating               17.6  17.3    18.0   17.9  18.5   18.5   18.2   16.9   15.4 17.7 17.2   16.7  18.4   16.9   16.4   16.2   16.5
Share (%)            32.9  33.1    33.2   33.1  34.4   34.0   33.0   30.6   29.3 32.5 30.3   29.7  32.2   31.5   30.9   30.7   31.1
TOTAL TELEVISA(2)
Rating               37.3  36.6    37.6   38.2  37.6   37.9   39.9   38.7   35.7 38.1 38.6   38.6  40.0   37.5   36.8   36.5   36.9
Share (%)            69.8  69.9    69.2   70.4  69.7   69.8   72.2   70.3   68.1 70.1 68.0   68.4  70.0   69.9   69.3   69.4   69.5
------------------------------------------------------------------------------------------------------------------------------------

WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY(3)

------------------------------------------------------------------------------------------------------------------------------------
                    APR   MAY    JUN    JUL    AUG    SEP   OCT   NOV   DEC   2003   JAN   FEB   MAR     APR    MAY    JUNE   2Q04
------------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             24.0   23.6   24.3   22.8   24.7  23.8  23.2  19.6  18.9   22.8  21.0  20.9   22.4   20.8    18.0   17.9   18.9
Share (%)          39.4   39.6   38.8   36.9   39.5  37.9  36.0  30.7  31.7   36.5  32.2  31.7   33.8   33.8    30.2   30.4   31.5
TOTAL TELEVISA(2)
Rating             44.7   43.4   44.9   44.0   44.8  44.8  47.8  45.0  40.7   45.0  44.8  45.9   47.1   44.0    41.8   41.2   42.3
Share (%)          73.4   72.8   71.7   71.3   71.7  71.4  74.4  70.7  68.0   72.0  68.7  69.6   71.1   71.6    70.0   70.1   70.5
------------------------------------------------------------------------------------------------------------------------------------


NOTES:

1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 25 other cities with a population of over 400,000 people. "Ratings" for a period refers to the number of television sets tuned into the Company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities that are covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities that are covered by national surveys.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.



                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: July 27, 2004                         By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President